FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2005

                        Commission File Number 000-26495


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F         X                Form 40-F
                                     ---                           ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                 No       X
                            -----                -----

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                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K


Forward-Looking Statements

This  Report  on  Form  6-K  contains  forward-looking   statements,   including
projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including the failure of the Company to satisfy the conditions imposed by the Nasdaq Listing Qualifications Panel for the continued listing of Commtouch shares on The Nasdaq SmallCap Market; business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Purpose of this Report

1. Attached as Exhibit 99.1 hereto is the Company's press release announcing financial results of the Company for the fourth quarter and year end 2004.

2. Attached as Exhibit 99.1 to the Company's Form 6-K filed with the Securities and Exchange Commission ("SEC") on November 5, 2004 (the "Prior Form 6-K") is a press release summarizing certain Nasdaq Listing Qualifications Panel ("Panel") requirements relating to continued listing of the Company's Ordinary Shares on The Nasdaq SmallCap Market. Included in that summary is the requirement of a submission to Nasdaq by January 31, 2005 of an unaudited balance sheet evidencing the Company's continued compliance with the $2.5 million shareholders' equity requirement as of December 31, 2004 (the "Nasdaq Requirement"). On January 31, 2005, the Company submitted to Nasdaq the balance sheet attached to Exhibit 99.1 of this Form 6-K, which shows shareholders' equity of approximately $2.59 million. The Company believes that its submission to Nasdaq satisfies the Nasdaq Requirement, though there can be no assurance that Nasdaq will agree with this position.

The Company must meet those future requirements of the Panel's listing exception enumerated in the Prior Form 6-K, and continue to maintain compliance with all requirements for continued listing on The Nasdaq SmallCap Market. Failure to meet the requirements or satisfy any of the conditions will result in the Company's delisting. The Company will remain subject to the listing exception until such time as the Company has demonstrated to the Nasdaq Listing
Qualifications Panel an ability to sustain compliance with the minimum shareholders' requirement over the long term.

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


Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


COMMTOUCH SOFTWARE LTD.
                                                       (Registrant)


Date: February 7, 2005                      By _________________________________
                                                        Devyani Patel
                                                        VP of Finance


                                  Exhibit Index


Exhibit Number             Description of Exhibit
--------------             ----------------------

99.1     Press release of February 7, 2005



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